

12028287



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2012

Steven A. Rosenblum
Wachtell, Lipton, Rosen & Katz
sarosenblum@wlrk.com

Re: Ameriprise Financial, Inc.
Incoming letter dated December 7, 2012

Dear Mr. Rosenblum:

This is in response to your letter dated December 7, 2012 concerning the shareholder proposal submitted to Ameriprise by Kenneth Steiner. We also have received a letter on the proponent's behalf dated December 14, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

December 21, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ameriprise Financial, Inc.
Incoming letter dated December 7, 2012

The proposal requests that the board take the steps necessary so that each voting requirement in the charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws.

We are unable to concur in your view that Ameriprise may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Ameriprise may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Ameriprise may exclude portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Ameriprise may omit portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 14, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Ameriprise Financial, Inc. (AMP)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 7, 2012 company request concerning this rule 14a-8 proposal. The first page of the December 7, 2012 company request is attached. This page was obtained from Mr. Kenneth Steiner. It is not yet available on the Securities and Exchange Commission website.

The company December 7, 2012 letter does not address the attached November 27, 2012 email message from the undersigned to Mr. Thomas R. Moore, Corporate Secretary in regard to Mr. Steiner's proposal. Attached to the November 27, 2012 email message to Mr. Moore was Mr. Moore's November 15, 2012 letter that was purported only sent to Mr. Steiner. The fact that the undersigned forwarded back to Mr. Moore – Mr. Moore's own letter, that was purportedly only sent to Mr. Steiner, clearly established that Mr. Steiner and the undersigned were cooperating on this proposal as indicated in Mr. Steiner's cover letter.

Additional information will be provided.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner

Thomas R. Moore <thomas.r.moore@ampf.com>

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

DIRECT DIAL: (212) 403-1221
DIRECT FAX: (212) 403-2221
E-MAIL: SAROSENBLUM@WLRK.COM

December 7, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Ameriprise Financial, Inc.
Shareholder Proposal of Kenneth Steiner

Ladies and Gentlemen:

On behalf of our client, Ameriprise Financial, Inc. ("Ameriprise" or the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to notify the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the Company's intention to omit from its proxy materials for its April 2013 annual meeting of shareholders a shareholder proposal and supporting statement (the "Proposal") submitted by John Chevedden in the name of Kenneth Steiner. A letter accompanying the Proposal purports to be Mr. Steiner's "proxy" for Mr. Chevedden to forward the Proposal to the Company and to act on his behalf regarding the Proposal. A copy of the Proposal and the accompanying letter is attached to this letter as Exhibit A.

------ Forwarded Message
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Tue, 27 Nov 2012 18:29:56 -0800
To: "Thomas R. Moore" <thomas.r.moore@ameriprise.com>
Conversation: Rule 14a-8 Proposal (AMP)
Subject: Rule 14a-8 Proposal (AMP)

Mr. Moore, As a special consideration to the company and even though it is not believed necessary, Mr. Steiner asked me to reiterate the text of his cover letter. If you have any future communications with Mr. Steiner, like the attachment, please copy me via email.
Sincerely,
John Chevedden
cc: Kenneth Steiner

Thomas R. Moore
Vice President
Corporate Secretary
and Chief Governance Officer

Ameriprise Financial, Inc.
1098 Ameriprise Financial Center
Minneapolis, MN 55474
Tel: 612.678.0106
Fax: 612.671.4841
thomas.r.moore@ampf.com


Ameriprise
Financial

November 15, 2012

Mr. Kenneth Steiner
*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Steiner:

On November 8, 2012, my office received via fax the attached letter, which purports to bear your signature, and the two pages that accompanied it. On November 13, 2012, the Office of the Chairman of Ameriprise Financial, Inc. (Ameriprise Financial, Inc. may be referred to in this letter as "Ameriprise", "we", "our" or "us") received the same document via United States certified mail. The fax received by my office was sent from fax number *** FISMA & OMB Memorandum M-07-16 *** which indicates that the fax was sent from Southern California, and the envelope received by the Office of the Chairman bears the return address *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Because your address is shown on the letter as *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** we are obliged to ask you to please confirm to us in a letter mailed to me, bearing your original signature and a *** FISMA & OMB Memorandum M-07-16 *** postmark, that you indeed signed the letter and that you intend to be the proponent of the shareholder proposal that accompanies the letter. As I'm sure you can appreciate, we are very vigilant in protecting the privacy and other rights of our shareholders and want to confirm definitively and directly with you that the letter and the shareholder proposal are legitimate.

Assuming that the letter and shareholder proposal are legitimate, I am hereby providing you with notice of a defect in the submission. We have twice checked the records of our transfer agent and registrar and you do not appear as a registered holder of Ameriprise common stock. Furthermore, to the best of our information, knowledge, and belief you do not have a Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5 on file with the United States Securities and Exchange Commission (the "SEC") reporting your ownership of Ameriprise common stock.

As a result, in order to prove your eligibility to submit this shareholder proposal SEC Rule 14a-8(b) requires you to provide us with written evidence that you have continuously held Ameriprise common stock having a market value of at least $2,000 or 1% of Ameriprise common stock for at least one year as of the time that the proposal was submitted. Again assuming that you confirm the legitimacy of the letter and proposal in the manner specified above, we are treating November 8, 2012, as the date of submission because that is the date on which my office received them via fax.



Mr. Kenneth Steiner
November 15, 2012
Page 2

In order to be as specific as possible about the nature of the defect, the following sentence contained in the attached letter is not sufficient to satisfy the eligibility requirements of SEC Rule 14a-8(b): "I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting." That sentence only satisfies an eligibility requirement that is different from evidence of continuous ownership of the required amount of stock for one year as of November 8, 2012.

In order to cure this defect, you must submit an affirmative written statement from the record holder of your Ameriprise common stock, usually a bank or broker, that specifically verifies your required ownership of Ameriprise common stock for fully one year as of the submission date. Such a verification from the record holder would be in substantially this form: "As of November 8, 2012, Kenneth Steiner held, and has held continuously for at least one year, X number of shares of Ameriprise Financial, Inc. common stock."

We emphasize very strongly that if you do not provide adequate written proof of ownership from the record holder within 14 calendar days of your receipt of this notice of defect, we will rely on SEC Rule 14a-8(f) to exclude the proposal from our 2013 annual meeting proxy materials. In order to avoid further questions about the origin of correspondence, I ask that you please submit the required proof of ownership provided by the record holder directly to me at: Ameriprise Financial Inc., Corporate Secretary's Office, 1098 Ameriprise Financial Center, Minneapolis, MN 55474.

As a courtesy, we have also enclosed copies of: SEC Staff Legal Bulletin No. 14 (July 13, 2001); Staff Legal Bulletin No. 14F (CF) (October 18, 2011); and Staff Legal Bulletin No. 14G (CF) (October 16, 2012). We hope that you find this information useful and we specifically draw your attention to those sections of Staff Legal Bulletin No. 14G (CF) that discuss the sufficiency of proof of ownership letters provided by affiliates of the Depository Trust Company or securities intermediaries that are not brokers or banks. We expressly reserve the right to object to the adequacy of any proof of ownership provided in light of the applicable SEC rules and Staff guidance.

Thank you.

Very truly yours,



Thomas R. Moore
Vice President, Corporate Secretary and Chief Governance Officer

cc: James M. Cracchiolo, Chairman and Chief Executive Officer

Sent via United State Postal Service

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

DIRECT DIAL: (212) 403-1221
DIRECT FAX: (212) 403-2221
E-MAIL: SARosenblum@wlrk.com

December 7, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Ameriprise Financial, Inc.
Shareholder Proposal of Kenneth Steiner

Ladies and Gentlemen:

On behalf of our client, Ameriprise Financial, Inc. ("Ameriprise" or the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to notify the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the Company's intention to omit from its proxy materials for its April 2013 annual meeting of shareholders a shareholder proposal and supporting statement (the "Proposal") submitted by John Chevedden in the name of Kenneth Steiner. A letter accompanying the Proposal purports to be Mr. Steiner's "proxy" for Mr. Chevedden to forward the Proposal to the Company and to act on his behalf regarding the Proposal. A copy of the Proposal and the accompanying letter is attached to this letter as Exhibit A.

To the best of the Company's knowledge, Mr. Chevedden is not a shareholder of the Company and Mr. Steiner has failed to respond to requests that he confirm that the Proposal is indeed his or that he desires to submit the Proposal. Under these circumstances, we respectfully request confirmation that the Staff will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2013 proxy materials.

In accordance with *Staff Legal Bulletin* No. 14D (November 7, 2008), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company intends to file its definitive 2013 proxy materials with the Commission, and we are simultaneously sending a copy to Mr. Steiner via United States Priority Mail.

THE PROPOSAL

The Proposal requests that Ameriprise's shareholders adopt the following resolution: RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

BACKGROUND

The Company received the Proposal and accompanying letter by fax on November 8, 2012, and received the same documents via United States certified mail on November 13, 2012. While the letterhead indicated that the letter was sent by Mr. Kenneth Steiner at *** FISMA & OMB Memorandum M-07-16 *** , the fax was sent from fax number *** FISMA & OMB Memorandum M-07-16 *** from an area code located in Southern California, and the envelope received by mail bears the return address *** FISMA & OMB Memorandum M-07-16 *** .

On November 15, 2012, the Company sent Mr. Steiner a letter via Federal Express (the "Deficiency Notice") requesting confirmation, in the form of a letter bearing Mr. Steiner's signature and bearing a *** FISMA & OMB Memorandum M-07-16 *** postmark, that Mr. Steiner signed the letter accompanying the Proposal and intended to be the proponent of the Proposal. In order to ensure Mr. Steiner's receipt of the Deficiency Notice, the Company also sent the same material to him via United States Priority Mail on November 16, 2012. A copy of the Deficiency Notice is attached to this letter as Exhibit B.

On November 14, 2012, the Company received a document by fax purporting to be from a representative of TD Ameritrade and stating that Mr. Steiner had held 220 shares of Ameriprise Financial since October 1, 2011 (the "TD Ameritrade Fax"). The TD Ameritrade Fax was sent to a fax number at the Company other than the one located in the Corporate

Secretary's Office and was not received by that office until after the Deficiency Notice had been given to Federal Express for delivery to Mr. Steiner. The fax was sent from fax number *** FISMA & OMB Memorandum M-07-16 *** the same number as the fax of November 8, 2012. As noted above, area code 310 is located in Southern California. While the letter from TD Ameritrade is dated November 13, 2012, a Post-It Fax Note appearing on the document bears Mr. Chevedden's name and is dated November 12, 2012. A copy of the TD Ameritrade Fax is attached to this letter as Exhibit C.

On November 21, 2012, the Company sent a second letter to Mr. Steiner via United States Priority Mail and separately by Federal Express (the "November 21 Letter"), again requesting confirmation from Mr. Steiner of the authenticity of the Proposal and accompanying letter and also requesting confirmation of the authenticity of the TD Ameritrade fax. A copy of the November 21 Letter is attached to this letter as Exhibit D.

As of the date of this letter, the Company has not received any response from Mr. Steiner. Instead, the Company has received two emails from Mr. Chevedden asserting Mr. Chevedden's authority to act for Mr. Steiner. A copy of these two emails, together with a copy of the November 21 Letter and the TD Ameritrade Fax that Mr. Chevedden sent with the second email, is attached to this letter as Exhibit E.

BASES FOR THE PROPOSAL'S EXCLUSION

We believe that the Proposal may be excluded from the Company's 2013 proxy materials in its entirety pursuant to Rule 14a-8(f)(1) because its proponent failed to provide the proof of eligibility required by Rule 14a-8(b). Separately, we believe the supporting statement may be excluded pursuant to Rule 14a-8(i)(3) because it contains materially false or misleading statements.

Mr. Steiner failed to provide the proof of eligibility required by Rule 14a-8(b).

Rule 14a-8(f)(1) provides that a shareholder proposal may be excluded from a company's proxy materials if the proponent fails to meet the eligibility and procedural requirements of Rule 14a-8(a) through (d) after the company provides timely notice of the deficiency and the shareholder fails to correct the deficiency.

In order to establish eligibility, a proponent must first establish his or her identity. This identity requirement has not been satisfied in the present case. The Company received the Proposal on November 8, 2012. In the supporting statement, the Proposal states that "Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal," and the accompanying letter was addressed from Mr. Steiner. The Proposal was received, however, by fax from a fax number located in Southern California and by mail in an envelope bearing a return address in Southern California. The Deficiency Notice sent to Mr. Steiner on November 15, 2012 made a clear request that Mr. Steiner communicate directly with the Company to confirm the authenticity of the Proposal and Mr. Steiner's desire to submit the Proposal, and the November 21 Letter reiterated this request. As of the date of this letter, which is well beyond the

14 day limit for a response from the proponent for the purposes of Rule 14a-8(f)(1), the Company has received no response from Mr. Steiner, only further communications from Mr. Chevedden. At this point, any communication that may be received from Mr. Steiner in the future in response to the Company's request would be untimely under the Commission's rules. Accordingly, the Company has concluded that it may omit the Proposal from its 2013 proxy materials pursuant to Rule 14a-8(b)(1) and Rule 14a-8(f)(1).

We believe that this result is fully consistent with the underlying policy of Rule 14a-8, and that the Commission should investigate what appears to us and to the Company as a blatant abuse of Rule 14a-8, an abuse in which Mr. Chevedden appears to engage on a regular basis. Rule 14a-8 is intended to give shareholders of a company the opportunity to submit proposals, within specified parameters, of interest to the company and other shareholders. It is not designed to provide someone like Mr. Chevedden, who is not a shareholder, a platform to pursue his agenda at dozens of companies with which he has no relationship through the guise of acting as "proxy" for a shareholder who has shown no interest in the proposal in question. Based on the history of the submissions in this matter, there is no indication whatsoever that Mr. Steiner has any interest in the Proposal, or even that Mr. Steiner knew the content of the Proposal at the time he purportedly signed the cover letter. The cover letter purporting to be from Mr. Steiner, which Mr. Chevedden submitted with the Proposal, makes no reference to the subject matter of the Proposal.

While Rule 14a-8(h) permits a proponent to use a representative to attend a shareholders' meeting on the proponent's behalf in connection with a proposal that the proponent has submitted, there is nothing in Rule 14a-8 that authorizes the original submission of a proposal to a company to be made by a representative or "proxy." This again is consistent with the policy of Rule 14a-8 to give *shareholders* the ability to submit proposals, rather than individuals like Mr. Chevedden who have no relationship with the company. In the current case, it would have been very easy for Mr. Steiner to take ten minutes to communicate directly with the Company to verify that the Proposal was his and that he intended and desired to submit it to the Company. The fact that he has not done so, and that all communications with respect to the Proposal have come exclusively from Mr. Chevedden, speaks volumes.

Substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal.

Rule 14a-8(i)(3) provides that a proposal is excludable when the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff clarified its views regarding the application of Rule 14a-8(i)(3) in *Staff Legal Bulletin* No. 14B (September 15, 2004) ("SLB 14B"), stating that "reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where," *inter alia*, "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote."

We believe that the portions of the supporting statement that discuss executive compensation are irrelevant to the subject matter of the Proposal, which relates to shareholder voting rules in the Company's charter and bylaws. Specifically, the Proposal contains the following sentences:

"Also 'High Concern' in Executive Pay – $18 million for our CEO James Cracchiolo. A significant portion (30%) of Mr. Cracchiolo's annual incentive pay came from our executive pay committee's subjective opinion. Four of the 5 members of this committee received our highest negative votes.

Our highest paid executives received the bulk of their equity pay in the form of market-priced stock options and restricted stock, both of which simply vest over time. Equity pay given as a long-term incentive should include performance-vesting requirements. Moreover, market-priced stock options could give rewards due to a rising market alone, regardless of an executive's performance."

Devoting such a substantial proportion of the supporting statement to a discussion of executive compensation, a topic that is unrelated to shareholder voting rules (the subject matter of the Proposal), creates a substantial risk of misleading shareholders as to the matter on which they are being asked to vote. Following the guidance provided by the Staff in SLB 14B, and independently of the grounds for exclusion of the entire Proposal under Rule 14a-8(b)(1) and Rule 14a-8(f)(1), the Company has concluded that if the Proposal were included in its proxy materials, it would be appropriate to exclude these portions of the supporting statement under Rule 14a-8(i)(3).

CONCLUSION

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response.

Sincerely,



Steven A. Rosenblum

SAR:eh

cc: Thomas R. Moore, Ameriprise Financial, Inc.
Kenneth Steiner, via United States Priority Mail.

EXHIBIT A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. James M. Cracchiolo
Chairman of the Board
Ameriprise Financial, Inc. (AMP)
1099 Ameriprise Fianancial Ctr
Minneapolis MN 55474
Phone: 612 671-3131

Dear Mr. Cracchiolo,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-23-12
Date

cc: Thomas R. Moore
Corporate Secretary
Alicia Charity <alicia.a.charity@ampf.com>
Sr. Vice President
Investor Relations
PX: 612-671-3131
FX: 612-671-3767

[AMP: Rule 14a-8 Proposal, November 8, 2012]

Proposal 4* – Simple Majority Vote Right

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included James McRitchie and Ray T. Chevedden. Currently a 1%-minority can frustrate the will of our 74%-shareholder majority. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2010 with "High Governance Risk." Also "High Concern" in Executive Pay – $18 million for our CEO James Cracchiolo. A significant portion (30%) of Mr. Cracchiolo's annual incentive pay came from our executive pay committee's subjective opinion. Four of the 5 members of this committee received our highest negative votes.

Our highest paid executives received the bulk of their equity pay in the form of market-priced stock options and restricted stock, both of which simply vest over time. Equity pay given as a long-term incentive should include performance-vesting requirements. Moreover, market-priced stock options could give rewards due to a rising market alone, regardless of an executive's performance.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance and protect shareholder value:

Simple Majority Vote Right – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

Thomas R. Moore
Vice President
Corporate Secretary
and Chief Governance Officer

Ameriprise Financial, Inc.
1098 Ameriprise Financial Center
Minneapolis, MN 55474
Tel: 612.678.0106
Fax: 612.671.4841
thomas.r.moore@ampf.com



November 15, 2012

Mr. Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Steiner:

On November 8, 2012, my office received via fax the attached letter, which purports to bear your signature, and the two pages that accompanied it. On November 13, 2012, the Office of the Chairman of Ameriprise Financial, Inc. (Ameriprise Financial, Inc. may be referred to in this letter as "Ameriprise", "we", "our" or "us") received the same document via United States certified mail. The fax received by my office was sent from fax number *** FISMA & OMB Memorandum M-07-16 *** which indicates that the fax was sent from Southern California, and the envelope received by the Office of the Chairman bears the return address *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Because your address is shown on the letter as *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** we are obliged to ask you to please confirm to us in a letter mailed to me, bearing your original signature and a *** FISMA & OMB Memorandum M-07-16 *** postmark, that you indeed signed the letter and that you intend to be the proponent of the shareholder proposal that accompanies the letter. As I'm sure you can appreciate, we are very vigilant in protecting the privacy and other rights of our shareholders and want to confirm definitively and directly with you that the letter and the shareholder proposal are legitimate.

Assuming that the letter and shareholder proposal are legitimate, I am hereby providing you with notice of a defect in the submission. We have twice checked the records of our transfer agent and registrar and you do not appear as a registered holder of Ameriprise common stock. Furthermore, to the best of our information, knowledge, and belief you do not have a Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5 on file with the United States Securities and Exchange Commission (the "SEC") reporting your ownership of Ameriprise common stock.

As a result, in order to prove your eligibility to submit this shareholder proposal SEC Rule 14a-8(b) requires you to provide us with written evidence that you have continuously held Ameriprise common stock having a market value of at least $2,000 or 1% of Ameriprise common stock for at least one year as of the time that the proposal was submitted. Again assuming that you confirm the legitimacy of the letter and proposal in the manner specified above, we are treating November 8, 2012, as the date of submission because that is the date on which my office received them via fax.



Mr. Kenneth Steiner
November 15, 2012
Page 2

In order to be as specific as possible about the nature of the defect, the following sentence contained in the attached letter is not sufficient to satisfy the eligibility requirements of SEC Rule 14a-8(b): "I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting." That sentence only satisfies an eligibility requirement that is different from evidence of continuous ownership of the required amount of stock for one year as of November 8, 2012.

In order to cure this defect, you must submit an affirmative written statement from the record holder of your Ameriprise common stock, usually a bank or broker, that specifically verifies your required ownership of Ameriprise common stock for fully one year as of the submission date. Such a verification from the record holder would be in substantially this form: "As of November 8, 2012, Kenneth Steiner held, and has held continuously for at least one year, X number of shares of Ameriprise Financial, Inc. common stock."

We emphasize very strongly that if you do not provide adequate written proof of ownership from the record holder within 14 calendar days of your receipt of this notice of defect, we will rely on SEC Rule 14a-8(f) to exclude the proposal from our 2013 annual meeting proxy materials. In order to avoid further questions about the origin of correspondence, I ask that you please submit the required proof of ownership provided by the record holder directly to me at: Ameriprise Financial Inc., Corporate Secretary's Office, 1098 Ameriprise Financial Center, Minneapolis, MN 55474.

As a courtesy, we have also enclosed copies of: SEC Staff Legal Bulletin No. 14 (July 13, 2001); Staff Legal Bulletin No. 14F (CF) (October 18, 2011); and Staff Legal Bulletin No. 14G (CF) (October 16, 2012). We hope that you find this information useful and we specifically draw your attention to those sections of Staff Legal Bulletin No. 14G (CF) that discuss the sufficiency of proof of ownership letters provided by affiliates of the Depository Trust Company or securities intermediaries that are not brokers or banks. We expressly reserve the right to object to the adequacy of any proof of ownership provided in light of the applicable SEC rules and Staff guidance.

Thank you.

Very truly yours,



Thomas R. Moore
Vice President, Corporate Secretary and Chief Governance Officer

cc: James M. Cracchiolo, Chairman and Chief Executive Officer

Sent via Federal Express

EXHIBIT C



November 13, 2012

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Post-it® Fax Note 7671	Date 11-12-12	# of pages ▶
To Thomas Moore	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 612-671-3767	Fax #	

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 2,508 shares of C – Citigroup Inc., 1,800 shares of AEE – Ameren Corp., 220 shares of AMP – Ameriprise Finl., 700 shares of JNJ – Johnson & Johnson, 5,700 shares of GE – General Electric Co., and 1,640 shares of PFE – Pfizer Inc. in the TD Ameritrade Clearing, Inc. DTC #0188, account ending in *** FISMA & OMB Memorandum M-07-16 *** since October 16 2011.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Kayla Derr
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12

EXHIBIT D

Thomas R. Moore
Vice President
Corporate Secretary
and Chief Governance Officer

Ameriprise Financial, Inc.
1098 Ameriprise Financial Center
Minneapolis, MN 55474
Tel: 612.678.0106
Fax: 612.671.4841
thomas.r.moore@ampf.com


Ameriprise
Financial

November 21, 2012

Mr. Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Steiner:

I am writing to follow up on my letter to you dated November 15, 2012. After sending that letter, my office received the attached document addressed to you and dated November 13, 2012, purporting to be from a representative of TD Ameritrade. The document, however, appears to have been faxed by a John Chevedden, or someone identifying himself or herself as John Chevedden, to a fax number I do not recognize, although I assume it is one at Ameriprise Financial, Inc. Moreover, the Post-it Fax Note appearing on the document is dated 11-12-12, the day before the date on the document itself, thereby raising an obvious question concerning the document's authenticity.

Therefore, when you reply to my letter of November 15, 2012, and provide the requested confirmation of the authenticity of the shareholder proposal included with the letter, please also confirm the authenticity of the enclosed document bearing the letterhead of TD Ameritrade. As I indicated in my letter, in order to protect the privacy and other rights of our shareholders and to confirm the legitimacy of our correspondence with them, I ask that you please reply directly to me in writing at: Ameriprise Financial, Inc., Corporate Secretary's Office, 1098 Ameriprise Financial Center, Minneapolis, MN 55474.

Thank you.

Very truly yours,

Thomas R. Moore
Vice President, Corporate Secretary and Chief Governance Officer

Sent via United State Postal Service and FedEx



EXHIBIT E

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 28, 2012 6:32 AM
To: Moore, Thomas R
Subject: Rule 14a-8 Proposal (AMP)

Mr. Moore, As a special consideration to the company and even though it is not believed necessary, Mr. Steiner asked me to reiterate the text of his cover letter for his rule 14a-8 proposal. If you have any future communications with Mr. Steiner, like the attachment, please copy me via email.
Sincerely,
John Chevedden
cc: Kenneth Steiner

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 03, 2012 9:01 PM
To: Moore, Thomas R
Subject: Rule 14a-8 Proposal (AMP)

Mr. Thomas R. Moore
FX: 612-671-4841
Mr. Moore,
Attached is additional verification that I am the contact person for Mr. Steiner's rule 14a-8 proposal.
Please confirm on Tuesday that you received this message.
Sincerely,
John Chevedden
cc: Kenneth Steiner

Thomas R. Moore
Vice President
Corporate Secretary
and Chief Governance Officer

Ameriprise Financial, Inc.
1098 Ameriprise Financial Center
Minneapolis, MN 55474
Tel: 612.678.0106
Fax: 612.671.4841
thomas.r.moore@ampf.com



November 21, 2012

Mr. Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Steiner:

I am writing to follow up on my letter to you dated November 15, 2012. After sending that letter, my office received the attached document addressed to you and dated November 13, 2012, purporting to be from a representative of TD Ameritrade. The document, however, appears to have been faxed by a John Chevedden, or someone identifying himself or herself as John Chevedden, to a fax number I do not recognize, although I assume it is one at Ameriprise Financial, Inc. Moreover, the Post-it Fax Note appearing on the document is dated 11-12-12, the day before the date on the document itself, thereby raising an obvious question concerning the document's authenticity.

Therefore, when you reply to my letter of November 15, 2012, and provide the requested confirmation of the authenticity of the shareholder proposal included with the letter, please also confirm the authenticity of the enclosed document bearing the letterhead of TD Ameritrade. As I indicated in my letter, in order to protect the privacy and other rights of our shareholders and to confirm the legitimacy of our correspondence with them, I ask that you please reply directly to me in writing at: Ameriprise Financial, Inc., Corporate Secretary's Office, 1098 Ameriprise Financial Center, Minneapolis, MN 55474.

Thank you.

Very truly yours,

Thomas R. Moore
Vice President, Corporate Secretary and Chief Governance Officer

Sent via United State Postal Service and FedEx





November 13, 2012

Kenneth Steiner
*** FISMA & OMB Memorandum M-07-16 ***

Post-it® Fax Note 7671	Date 11-12-12	# of pages ▸
To Thomas Moore	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 512-671-3767	Fax #	

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 2,308 shares of C – Citigroup Inc., 1,800 shares of AEE – Ameren Corp., 220 shares of AMP – Ameriprise Finl., 700 shares of JNJ – Johnson & Johnson, 5,700 shares of GE – General Electric Co., and 1,640 shares of PFE – Pfizer Inc. in the TD Ameritrade Clearing, Inc. DTC #0188, account ending in *** FISMA & OMB Memorandum M-07-16 *** since October 16 2011.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Kayla Derr
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12